December 12, 2014
VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Group 1 Automotive, Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed August 4, 2014
File No. 1‑13461

Dear Ms. Thompson:

Group 1 Automotive, Inc. acknowledges receipt of the letter dated November 10, 2014 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within ten business days by amending our filings, by providing the requested information, or by advising the Staff when we will provide the requested response. As discussed with Robert Babula and Andrew Blume on the morning of December 11, 2014, the Company only became aware of receipt of the Comment Letter yesterday and therefore we respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than December 26, 2014.

Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at (713) 647-5700 or by e-mail at Dburman@Group1Auto.com.

Sincerely,

Group 1 Automotive, Inc.

By: /s/ Darryl M. Burman
Name: Darryl M. Burman
Title: Vice President and General Counsel